UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-

16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2026

Commission File Number: 001-42598

Chagee Holdings Limited

Tower B, Hongqiao Lianhe Building

No. 99 Kaihong Road

Changning District, Shanghai

People’s Republic of China, 200051

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release titled “Chagee Announces Second Quarter 2026 Unaudited Financial Results.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Chagee Holdings Limited

	By:	/s/ Junjie Zhang
	Name:	Junjie Zhang
	Title:	Chairman of the Board, Chief Executive Officer

Date: August 28, 2026